UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Munich Re Signs Photovoltaic Module Guarantee Cover for LDK Solar
     We, LDK Solar Co., Ltd., have announced that Munich Re’s Special Enterprise Risk unit’s new insurance solution will cover the performance warranty of our photovoltaic modules.
     The insurance solution covers the performance warranty of our modules for a period of 25 years. The warranty guarantees that the modules will perform to at least 90% capacity in the first ten years and to at least 80% in the remaining 15 years.
     The cover offers us a greater degree of business certainty and thus constitutes a powerful differentiator in a competitive marketplace. Ultimately it gives operators of solar parks additional economic security in the event of an unforeseen loss in performance of the modules. This new insurance solution is a major stepping-stone in financing photovoltaic projects as it provides additional financial security.
     The insurance cover developed by Munich Re’s Special Enterprise Risk unit will be implemented for Munich Re by one of the group’s primary insurers.
     Our press release issued on March 11, 2010 is attached hereto as Exhibit 99.4.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name: Jack Lai
Title: Chief Financial Officer

Date: March 12, 2010

EXHIBIT 99.3: PRESS RELEASE
Munich Re Signs Photovoltaic Module Guarantee Cover for LDK Solar
XINYU CITY, China and SUNNYVALE, Calif., March 11, 2010 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK) announced today that Munich Re’s Special Enterprise Risk unit’s new insurance solution will cover the performance warranty of its photovoltaic modules.
The insurance solution covers the performance warranty of LDK Solar modules for a period of 25 years. The warranty guarantees that the modules will perform to at least 90 percent capacity in the first ten years and to at least 80 percent in the remaining 15 years.
The cover offers LDK Solar a greater degree of business certainty and thus constitutes a powerful differentiator in a competitive marketplace. Ultimately it gives operators of solar parks additional economic security in the event of an unforeseen loss in performance of the modules. This new insurance solution is a major stepping-stone in financing photovoltaic projects as it provides additional financial security.
Thomas Blunck, Member of the Board of Management at Munich Re: “We are happy that we acquired LDK Solar as a new client. It shows that our innovative photovoltaic module guarantee cover is beginning to establish a standard in the industry. Investors and lenders will welcome this development.”
“We are pleased to become a client of Munich Re and view this insurance solution as a positive development for the PV industry as it provides additional fiscal security in guaranteeing the long-term performance of solar modules,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar.
The insurance cover developed by Munich Re’s Special Enterprise Risk unit will be implemented for Munich Re by one of the group’s primary insurers.
About LDK Solar (NYSE: LDK)
LDK Solar (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multi crystalline ingots, wafers, cells and modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multi crystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about our company and products, please visit www.ldksolar.com.
About The Munich Re Group
The Munich Re Group operates worldwide, turning risk into value. In the financial year 2008, it achieved a profit of €1,528m on premium income of around €38bn. The Group operates in all lines of business, with around 44,000 employees at over 50 locations throughout the world and is characterised by particularly pronounced diversification, client focus and earnings stability. With premium income of around €22bn from reinsurance alone, it is one of the world’s leading reinsurers. The primary insurance operations are mainly concentrated in the ERGO Insurance Group. With premium income of over €17bn, ERGO is one of the largest insurance groups in Europe and Germany. It is the market leader in Europe in health and legal expenses insurance, and 40 million clients in over 30 countries place their trust in the services and security it provides.
Safe Harbor Statement for LDK Solar
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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